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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                         AURORA BIOSCIENCES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   051920-10-6
                    ----------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]    Rule 13d-1(b)
      [ ]    Rule 13d-1(c)
      [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)
                                Page 1 of 5 page
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------------------------------                          ------------------------
 CUSIP NO.        051920-10-6          13G                PAGE 2  OF  5  PAGES
------------------------------                          ------------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Abingworth Bioventures SICAV

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  [ ]
                                                         (b)  [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg

--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                -0-
       NUMBER OF           -----------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                -0-
          EACH             -----------------------------------------------------
       REPORTING           7    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  -0-
                           -----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%
--------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON *

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 pages
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ITEM 1(a).   NAME OF ISSUER: Aurora Biosciences Corporation

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             11010 Torreyana Road, San Diego, CA  92121

ITEM 2(a).   NAME OF PERSON FILING:  Abingworth Bioventures SICAV ("ABS")

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of ABS is 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg.

ITEM 2(c). CITIZENSHIP: ABS is a corporation organized under the laws of Luxembourg.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:  Common Stock, $.001 par value.

ITEM 2(e).   CUSIP NUMBER:  051920-10-6.

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             (a) [ ] Broker or Dealer registrered under Section 15 of the Exchange Act;

             (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

             (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

             (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

             (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

             (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

             (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

             (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

             (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

             Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b), Rule 13d-2(b) or Rule 13d-2(c).

ITEM 4.      OWNERSHIP.

             (a) Amount Beneficially Owned: ABS disposed of its entire
                 holdings of Aurora Biosciences Common Stock during 1999 and thus was the record and beneficial owner of no shares of Common Stock as of December 31, 1999.

             (b) Percent of Class: 0%.

             (c) Number of shares as to which such person has:


                             Page 3 of 5 pages

                (i)   sole power to vote or to direct the vote:
                      0 shares.

                (ii)  shared power to vote or to direct the vote:
                      0 shares.

                (iii) sole power to dispose or to direct the
                      disposition of: 0 shares.

                (iv)  shared power to dispose or to direct the disposition of:
                      0 shares.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATIONS.

            Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

                              Page 4 of 5 pages


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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2000


ABINGWORTH BIOVENTURES SICAV

By: /s/M. ROSE DOCK
   -------------------------------
   Name: M. Rose DOCK

Title:  DIRECTOR


By: /s/FERNAND HEIM
   -------------------------------
     Name: Fernand HEIM

Title:  MANDATORY






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